SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934


                                   OCTEL CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    67572710
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                                 (CUSIP Number)
                                                    with a copy to:
Jeffrey S. Halis                                    Laura R. Kuntz, Esq.
500 Park Avenue                                     LOWENSTEIN SANDLER PC
Fifth Floor                                         65 Livingston Avenue
New York, New York  10022                           Roseland, New Jersey  07068
(212) 378-0879                                     (973) 597-2500

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
 1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Jeffrey S. Halis

2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable

3)  SEC Use Only

4)  Source of Funds (See Instructions):  WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                    Not Applicable

6) Citizenship or Place of Organization:

                                  United States

    Number of                    7) Sole Voting Power:                1,263,400*
                                    --------------------------------------------
    Shares Beneficially          8) Shared Voting Power:                      0
                                    --------------------------------------------
    Owned by
    Each Reporting               9) Sole Dispositive Power:           1,263,400*
                                    --------------------------------------------
    Person With:                10) Shared Dispositive Power:                 0
                                    -------------------------------------------


11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,263,400*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                      Not Applicable

13)  Percent of Class Represented by Amount in Row (11):      8.6%*

14)  Type of Reporting Person (See Instructions):       IA

* 851,100 shares (5.8%) of Octel Corp. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 136,200 shares (0.9%) of Octel Corp. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 82,900 shares (0.6%) of Octel Corp. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 193,200 shares (1.3%) of Octel Corp. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison
     Avenue Partners, L.P. and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., respectively. See Item 5 for further information on the computation of percentages set forth herein.


Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in Octel Corp.'s Form 10 filed with the Securities and Exchange Commission on May 4, 1998, there are 14,736,075 shares of Octel Corp. common stock issued and outstanding. As of June 8, 1998, Tyndall Partners, L.P. owned 851,100 of such shares, or 5.8% of those outstanding, Tyndall Institutional Partners, L.P. owned 136,200 of such shares, or 0.9% of those outstanding, Madison Avenue Partners, L.P. owned 82,900 of such shares, or 0.6% of those outstanding, and Halo International, Ltd. owned 193,200 of such shares, or 1.3% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Octel Corp. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd. in shares of common stock of Octel Corp. since the most recent filing on Schedule 13D (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

         Date                       Quantity                          Price

                                   (Purchases)

    May 29, 1998                     44,000                           $21.96
    June 2, 1998                     27,100                            19.97
    June 3, 1998                     36,900                            20.47
    June 5, 1998                     30,000                            20.03
    June 8, 1998                     28,000                            20.28


                                     (Sales)

                                      NONE


                     B. Tyndall Institutional Partners, L.P.

         Date                       Quantity                          Price

                                   (Purchases)

    May 29, 1998                      7,600                           $21.96
    June 2, 1998                      4,600                            19.97
    June 3, 1998                      6,300                            20.47

                                     (Sales)

                                      NONE

                        C. Madison Avenue Partners, L.P.

         Date                       Quantity                          Price

                                   (Purchases)

    May 29, 1998                      4,500                           $21.96
    June 2, 1998                      2,900                            19.97
    June 3, 1998                      3,800                            20.47

                                     (Sales)

                                      NONE

                           D. Halo International, Ltd.

         Date                       Quantity                          Price

                                   (Purchases)

    May 29, 1998                     8,900                            $21.96
    June 2, 1998                     5,400                             19.97
    June 3, 1998                     7,400                             20.47
    June 5, 1998                    20,000                             20.03
    June 8, 1998                    14,000                             20.28

                                     (Sales)

                                      NONE

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                              June 10, 1998


                                                         /s/Jeffrey S. Halis
                                                         Jeffrey S.  Halis, as
                                                         a  general  partner  of
                                                         Halo Capital  Partners,
                                                         L.P.,    the    general
                                                         partner   of   each  of
                                                         Tyndall Partners, L.P.,
                                                         Tyndall  Institutional
                                                         Partners,  L.P.,   and
                                                         Madison Avenue Partners
                                                         L.P.


                                                         /s/Jeffrey S. Halis
                                                         Jeffrey S.  Halis,   as
                                                         a   member  of   Jemi
                                                         Management,   L.L.C.,
                                                         the Investment  Manager
                                                         for Halo International,
                                                         Ltd.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).